Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 13, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 5 to Registration Statement on Form S-1 Filed August 30, 2013 File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in order to supplement our responses of August 30, 2013 and September 6, 2013, to comment number one (1) of the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2013.
Comment number one (1) of the Staff’s August 14, 2013 letter states:

1. You indicate in your response to prior comment 2 that you have a public float of 72,398,917 shares of common stock. We note from your disclosure under “Security Ownership of Certain Beneficial Owners and Management” on page 47 that as of the date of your prospectus you had 86,861,780 shares of common stock outstanding and it appears from your disclosure in this section that 21,004,539 of those outstanding shares of common stock are held by the officers and directors identified in your table. If so, it would appear that as of the date of your prospectus you have a public float of at most 65,857,241 shares. Please show us how you calculated your public float and revise your registration statement fee table and disclosure as appropriate.

Supplemental Company response: It has come to the attention of the Company that its beneficial ownership table on page 47 of the Company’s Form S-1 discloses an incorrect number of shares of common stock beneficially held by Derek Peterson, to wit, 12,804,832 shares of common stock. The correct number of shares of common stock beneficially held my Mr. Peterson is 2,036,181 shares of common stock.

The 2,036,181 shares beneficially held by Mr. Peterson is calculated as follows: 900,000 shares of common stock, plus 50 shares of Series A Preferred Stock (convertible into 50 shares of common stock), plus 250,000 shares of Series B Preferred Stock, convertible into (1,136,131 shares of common stock).

The Company presently has 92,973,395 shares of common stock issued. The number of shares of common stock held by affiliates is 11,027,500. The number of shares held by affiliates is calculated as follows:

Name	Number of Shares
Derek Peterson	900,000
Amy Almsteier	8,600,000
Michael A. Nahass	540,000
Ken VandeVrede	387,500
Michael James	300,000
Steven Ross	300,000
TOTAL	11,027,500

92,973,395 shares issued less 11,027,500 shares held by affiliates equals 81,945,895 shares. One-third of 80,883,395 equals 27,315,271. The Company is registering 23,891,642 shares in its offering on the Form S-1. Therefore, the Company is within the 1/3 registration limit applicable to shelf registrations.

The Company’s revised beneficial ownership table on pages 47 and 48 of the Form S-1, as corrected reads as follows:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock (1)

Common Stock	Derek Peterson	2,036,181	(2)	1.0%
Common Stock	Amy Almsteier	51,674,654	(3)	35.7%
Common Stock	Michael A. Nahass	540,000		*
Common Stock	Ken VandeVrede	9,861,220	(4)	4.8%
Common Stock	Michael James	300,000		*
Common Stock	Mike VandeVrede	9,861,220	(4)	4.8%
Common Stock	Steve VandeVrede	9,861,220	(4)	4.8%
Common Stock	Dan VandeVrede	9,761,220	(4)	4.7%
Common Stock	Steven Ross	300,000		* %
All directors and executive officers as a group (6 persons)		64,712,055		25.0%
______________
* Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) As of the date of this Prospectus, we have 92,973,395 shares of common stock issued, 100 shares of Series A Preferred Stock, convertible at any time into 100 shares of common stock, and 14,750,000 shares of Series B Preferred Stock, convertible into 79,418,802 shares of common stock, debentures convertible into 21,798,387 shares of common stock, and warrants convertible into 6,711,733 shares of common stock for a total of 193,967,542 shares of common stock issued and outstanding.

(2) 50 shares of which are immediately convertible from Series A Preferred Stock and 1,136,131 shares of which are immediately convertible from Series B Preferred Stock. Mr. Peterson disclaims any beneficial ownership interest in the shares of common stock, Series A Preferred Stock and Series B Preferred Stock held by his spouse, Amy Almsteier.

(3) 50 shares of which are immediately convertible from Series A Preferred Stock and 43,074,604 shares of which are immediately convertible from Series B Preferred Stock. Ms. Almsteier disclaims any beneficial ownership interest in the shares of common stock, Series A Preferred Stock and Series B Preferred Stock held by her spouse, Derek Peterson.

(4) 9,473,721 shares of which are immediately convertible from Series B Preferred Stock.

I will contact the Staff today to discuss the information submitted herewith.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo